

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2021

Denise Scots-Knight, Ph.D.
Chief Executive Officer
Mereo Biopharma Group plc
Fourth Floor
One Cavendish Place
London W1G 0QF UK

> **Re: Mereo Biopharma Group plc**
> **Registration Statement on Form F-3**
> **Filed August 5, 2021**
> **File No. 333-258495**

Dear Dr. Scots-Knight:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed August 5, 2021

General

1.   It appears that the offering of ordinary shares by the selling shareholders is being made in reliance upon General Instruction I.B.3 of Form F-3, which covers "outstanding securities to be offered for the account of any person other than the issuer." Please provide a legal analysis of why it is appropriate to register the resale of 1,349,692 ordinary shares issuable to AstraZeneca AB at this time. In this regard, we note your disclosure that your amended subscription agreement with AstraZeneca provides that AstraZeneca can subscribe for the second and third tranches only after certain subscription conditions are met. Also, please have counsel revise its legal opinion to reflect that the shares covered by the registration statement are outstanding, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Deanna Virginio at 202-551-4530 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David S. Bakst, Esq.